
12025105

Annual Report 2011

North European Oil Royalty Trust



ATTENTION:

PLEASE RETAIN
CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of Unit Owners will be held on Wednesday, February 14, 2012, at 10:30 A.M., in Rooms 3 and 4, Ninth Floor, at the University Club, 1 West 54th Street, New York City (northwest corner of 5th Avenue; entrance on 54th Street). All unit owners are cordially invited to attend.

If you plan to attend the meeting, please note that The University Club has a dress code. Gentlemen are required to wear a jacket and ladies are required to wear business attire. The University Club does not make exceptions.

Table of Contents

IMPORTANT TAX INFORMATION

For your convenience, the information necessary to prepare your 2011 tax return is included in the removable "2011 tax letter" on Pages 35 and 36. Please note that there will be no separate mailing of the tax letter.

NORTH EUROPEAN OIL ROYALTY TRUST

Report to Unit Owners:

FOURTH QUARTER 2011

Net income for the Trust for the fourth quarter of fiscal 2011 was $5,866,147, an increase of 13.49% from net income of $5,168,831 for the fourth quarter of fiscal 2010. The increase in income was the result of higher gas prices, higher gas sales and higher average exchanges rates under both the higher royalty rate agreement covering western Oldenburg (the "Mobil Agreement") and the lower royalty rate agreement covering the entire Oldenburg concession (the "OEG Agreement"). Since there was no maintenance conducted at the Grossenkneten desulfurization plant in the fourth quarter of fiscal 2011, sales were not impacted. This contrasts with the prior year which saw an 18 day shutdown of the plant for maintenance in the fourth quarter of fiscal 2010. The relevant details for the final quarter of fiscal 2011 for gas sales under the Mobil and OEG Agreements are shown in the table below.

	Fourth Fiscal Qtr. Ended 10/31/11	Fourth Fiscal Qtr. Ended 10/31/10	Percentage Change
Mobil Agreement:			
Gas Sales (Bcf[1])	10.021	8.599	+ 16.54%
Gas Prices (Ecents/Kwh[2])	2.5102	2.2021	+ 13.99%
Gas Prices ($/Mcf[3])	$10.04	$ 8.36	+ 20.10%
Average Exchange Rate[4]	$1.3938	$1.3262	+ 5.10%
OEG Agreement:			
Gas Sales (Bcf)	28.671	23.094	+ 24.15%
Gas Prices (Ecents/Kwh)	2.7998	2.3395	+ 19.68%
Gas Prices ($/Mcf)	$10.89	$ 8.66	+ 25.75%
Average Exchange Rate	$1.3929	$1.3305	+ 4.69%

[1]Billion cubic feet
[2]Euro cents per Kilowatt hour
[3]Dollars per thousand cubic feet
[4]Based on average exchange rates of royalty transfers

FISCAL 2011 REPORT

For fiscal 2011, the Trust's gross royalty income increased 28.01% to $25,148,523 from $19,645,331 in fiscal 2010. The overall increase in royalty income is primarily due to substantial increase in gas prices. With the exception of a brief decline in the third quarter of fiscal 2011, gas prices under both royalty agreements have increased each quarter since the first quarter of fiscal 2010. Average quarterly exchange rates, except for the first quarter of fiscal 2011, were higher than the prior year and also contributed to the increase in royalty income. Overall gas sales increased slightly but Western gas sales declined a fraction of a percent. The total distribution for fiscal 2011 was $2.63 per unit compared to $2.04 per unit for fiscal 2010. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. As an adjustment for the prior calendar year, the Trust received the equivalent of $0.0473 per unit during fiscal 2010. The prior year adjustments for fiscal 2011 were negligible.

Based on facts disclosed as part of the 2007-2008 examination by the Trust's German accountants of the royalty payments by the operating companies and on advice from German counsel, the Trust has joined the complaint filed by a parallel royalty holder against OEG seeking additional royalties. A further description of this legal proceeding is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Financial Statements contained in this report.

The Trust's German consultant meets periodically with representatives of the operating companies to inquire about their planned and proposed drilling and geophysical work and other general matters. The following represents a summary of the Trust's German consultant's conversation with representatives of EMPG. The Trust is not able to confirm the accuracy of any of these responses. In addition, the operating companies are not required to take any of the actions outlined and, if they change their plans with respect to any such actions, they are not obligated to inform the Trust.

> During 2011, only one well completed drilling. Brettdorf Z-2b is a horizontal deviation from an existing Zechstein (sour gas) well in eastern Oldenburg. Brettdorf Z-2b is intended to reopen the Brettdorf field, which has been closed since 2004. Drilling was completed on July 30, 2011 and completion of the surface installation and pipeline connection is scheduled for December 2011. Goldenstedt Z-21, another Zechstein well in eastern Oldenburg, is scheduled to begin drilling in December 2011. The first portion of the drilling for Visbek Z-8a, a western well, has been completed. When the specialized drilling unit (coiled tubing) arrives, the reservoir section of the well will be drilled.
>
> Not including the wells already in progress, an additional six wells are planned for the 2012-13 period. No drilling start dates have been announced as yet. Oythe Z-4 was postponed from 2011 but is the seventh well intended to explore the sweet gas Carboniferous zone in eastern Oldenburg in 2012. Goldenstedt Z-24 is the eighth well intended to explore the sweet gas Carboniferous zone in eastern Oldenburg in 2012. Depending upon the outcome of this well, two further Carboniferous wells, Goldenstedt Z-26 and Goldenstedt Z-27, may be drilled in the future. Three Zechstein wells, one in western Oldenburg and two in eastern Oldenburg, are scheduled to begin drilling in 2012. The western well, Visbek Z-16a, is a so-called infill well. Infill wells are drilled within existing fields with the intention of improving the gas recovery factor and increasing the productive capacity of the field. The eastern wells are Goldenstedt Z-15a and Goldenstedt Z-25. Goldenstedt Z-15a is a horizontal deviation off an existing well. Kneheim Z-5a, a western Zechstein well, is scheduled to start drilling in 2013.

NORTH EUROPEAN OIL ROYALTY TRUST

Based on the limited information available, Ralph E. Davis Associates, Inc., the Trust's petroleum consultant ("Davis Associates"), has prepared and submitted their report on the cost depletion percentage applicable to Trust unit owners for calendar 2011. The 2011 cost depletion percentage of 9.5073% and related tax information is contained in the removable "2011 Tax Letter" on pages 35 and 36 of this report. The calculation of the cost depletion percentage is based on Davis Associates' estimate of remaining net proved producing reserves as of October 1, 2011. (The complete text of the report is available in the Trust's 2011 Report on Form 10-K as exhibit 99.1.) The application of the Trust's two royalty rates to gross remaining proved producing gas reserves or to gross gas sales for both eastern and western Oldenburg yields the net gas reserves or sales attributable to the Trust, as referenced in the charts on pages 5 and 6. The report indicates that net Trust gas reserves decreased 14.05% to 23.174 Bcf from 26.962 Bcf on net sales for 2011 of 2.454 Bcf and a negative reserve adjustment of 1.334 Bcf. As shown in the chart on page 6, the efforts by the operating companies have not been successful in replacing current gas sales with additions to proved producing reserves. Both gas sales and gas reserves have continued to decline since 2006. It is possible that the accelerated drilling program for the 2012-2013 period, as described by the operating company to the Trust's German consultant, will positively impact future reserves.

Respectfully submitted,



December 30, 2011

John R. Van Kirk
Managing Director

TEN YEAR HISTORY OF NET GAS SALES



6
5
4
3
2
1
0
BILLION CUBIC FEET
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Reflecting Effective Royalty Rates and
Gas Sales through September
EASTERN OLDENBURG
WESTERN OLDENBURG

NET PROVED PRODUCING GAS RESERVES (EST.) AND VOLUME OF NET GAS SALES


BILLION CUBIC FEET
50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
As of October 1st
NET PROVED PRODUCING RESERVES (EST.)
ANNUAL NET SALES

NORTH EUROPEAN OIL ROYALTY TRUST

North European Oil Royalty Trust Selected Financial Data (Cash Basis) For Fiscal Years Ended October 31	2011	2010	2009	2008	2007
German gas, sulfur and oil royalties received	$25,148,523	$19,645,331	$28,724,078	$34,645,159	$27,484,254
Interest income	26,233	7,359	11,471	95,802	207,932
Trust expenses	(978,849)	(932,425)	(1,036,321)	(1,075,823)	(952,517)
Net Income	$24,195,907	$18,720,265	$27,699,228	$33,665,138	$26,739,669
Net income per unit	$ 2.63	$ 2.04	$ 3.01	$ 3.66	$ 2.91
Distributions per unit paid or to be paid to unit owners	$ 2.63	$ 2.04	$ 3.01	$ 3.66	$ 2.91
Units outstanding end of period	9,190,590	9,190,590	9,190,590	9,190,590	9,190,590

NORTH EUROPEAN OIL ROYALTY TRUST

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of Exxon Mobil, or by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, Exxon Mobil owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG. The Oldenburg concession (1,398,000 acres), covering virtually the entire former Grand Duchy of Oldenburg and located in the federal state of Lower Saxony, provides nearly 100% of the royalties received by the Trust. BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which Exxon Mobil and the Royal Dutch/Shell Group each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed Exxon Mobil Production Deutschland GmbH ("EMPG") to carry out all exploration, drilling and production activities. All sales activities are still handled by either Mobil Erdgas or BEB.

Under the Mobil Agreement covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas, which together account for approximately 99% of all the royalties under said agreement. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement (as compared to the OEG Agreement described below) due to the higher royalty rate specified by that agreement.

The Trust is also entitled under the Mobil Agreement to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average selling price falls below the indexed base price, no royalties are payable. Up until the second quarter of fiscal 2008, the Trust had not received any royalties from sulfur sales under the Mobil Agreement for over 10 years because the selling price was below the indexed base price. The average selling price for sulfur exceeded the indexed base price, and the Trust received sulfur royalties under the Mobil Agreement, during the first quarter of fiscal 2009 and the third quarter of fiscal 2010. During fiscal 2011, the Trust received five sulfur royalty payments during the second and fourth fiscal quarters. These payments represented one payment that should have been made in fiscal 2010 and four payments attributable to the four quarters of fiscal 2011. Sulfur royalties under the Mobil Agreement totaled $613,203, $78,870 and $244,874 during fiscal 2011, 2010 and 2009, respectively.

Under another set of rights covering the entire Oldenburg concession and pursuant to the agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs (the "OEG Agreement"). Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

In 2008, NV Nederlandse Gasunie (the state owned Dutch gas distribution company) completed the purchase of BEB's North German gas distribution and transmission pipeline system. As part of its normal biennial examination of the operating companies, the Trust's German accountants, on behalf of the Trust, completed their examination of the royalty payments for 2007-08. While the pipeline sale occurred in the latter half of 2008, the accountants confirmed that transportation costs continued in accordance with the authorized indexed flat rate throughout this period and that the method of royalty calculation has not been affected. The Trust has not received any indications that this pipeline sale would affect the method of royalty calculations.

However, based on advice of its German counsel, and in order to resolve a dispute with EMPG over the right of the Trust to receive royalties on amounts received by BEB on the sale of the transmission pipeline system, the Trust, along with the parallel royalty holder with a similar royalty agreement, asserted a claim for royalties on the amounts received from such sale. Efforts to resolve the claim were not successful. The parallel royalty holder filed an action in the District Court of Hannover, Germany, Civil Chamber against OEG, an affiliate of BEB. Subsequently, German counsel advised the Trustees that on December 31, 2011 the prescription, or statute of limitations, period for a claim would expire. In face of that pending expiration, and after unsuccessfully seeking a waiver of the statute of limitations, the Trustees, on December 16, 2011, filed an application to join as a party plaintiff to the complaint previously filed by the parallel royalty holder. In joining the existing action, the Trust seeks a royalty on sales proceeds in the amount of Euros 5.66 million. See Item 3 of this Report for a description of this legal proceeding.

In addition to the Oldenburg area, the Trust also holds overriding royalties at various rates on a number of leases of various sizes in other areas of northwest Germany. At the present time, all but one of these leases are in the non-producing category. Due to the low level of income and the intermittent gas production from the single producing lease, Grosses Meer, reserves from this lease are not included in reserve calculations for this report year. In 2008, the German authorities requested that the operating companies conduct a reservoir analysis of the Grosses Meer leasehold area to determine whether the royalties were being properly allocated based on the locations of the gas reserves. Until this analysis was completed and a final accounting could be made, the payment of royalties to the Trust was suspended. The final accounting of royalties was completed in the third quarter of 2010. The period of adjustment covered the years 2005 through 2009 and the first quarter of calendar 2010. Royalties payable to the Trust for this period totaled $61,548, which the Trust received in its third fiscal quarter. With a further negative adjustment covering calendar 2009 and low production during the remainder of the year, royalty income from Grosses Meer for the remainder of fiscal 2010 was minimal. For fiscal 2011 the Trust received no royalty income from Grosses Meer.

NORTH EUROPEAN OIL ROYALTY TRUST

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all of the funds on hand after provision is made for Trust expenses then anticipated.

The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement. There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The properties of the Trust are described above in "Description of Trust Assets." Of particular importance with respect to royalty income are the two royalty agreements, the Mobil Agreement and the OEG Agreement. The Mobil Agreement covers gas sales from the western part of the Oldenburg concession. Under the Mobil Agreement, the Trust has traditionally received the majority of its royalty income due to the higher royalty rate of 4%. The OEG Agreement covers gas sales from the entire Oldenburg concession but the royalty rate of 0.6667% is significantly lower and gas royalties have been correspondingly lower.

The operating companies pay monthly royalties to the Trust based on their sales of natural gas, sulfur and oil. Of these three products, natural gas provides approximately 97% of the total royalties. The amount of royalties paid to the Trust is primarily based on four factors: the amount of gas sold, the price of that gas, the area from which the gas is sold and the exchange rate.

Effective with the Trust's third quarter of fiscal 2010, a new royalty payment schedule was fully implemented. At approximately the 25th of the months of January, April, July and October, the operating companies calculate the amount of gas sold during the previous calendar quarter and determine the amount of royalties that were payable to the Trust based on those sales. This amount forms the basis for royalty payments for the Trust's upcoming fiscal quarter and for any adjustment for the prior calendar quarter. For example, on January 25th the operating companies calculate gas sales and attributable royalties payable for the months of October through December. This amount is divided into thirds and forms the monthly royalty payments (payable on the 15th of each month) to the Trust for its fiscal quarter running from February through April. Continuing in this example, at the same time that the operating companies determine the actual amount of royalties that were payable for the months of October through December, they look at the actual amount of royalties that were paid to the Trust during that same period and calculate the difference between what was paid and what was payable. Additional amounts payable by the operating companies would be paid immediately in January and any overpayment would be deducted from the February payment. The operating companies continue their calculations through the calendar year. In September of each year, the operating companies make the final determination of any necessary royalty adjustments for the prior calendar year. The Trust's German accountants review the royalty calculations on a biennial basis.

There are two types of natural gas found within the Oldenburg concession, sweet gas and sour gas. Sweet gas has little or no contaminants and needs no treatment before it can be sold. In recent years sweet gas has assumed the role of swing producer. During periods of high demand the production of sweet gas is increased as necessary. During the summer months sweet gas production is reduced due to a general decline in demand. Sour gas, in comparison, must be processed at the Grossenkneten or the Norddeutsche Erdgas-Aufbereitungs GmbH ("NEAG") desulfurization plants before it can be sold. The desulfurization process removes hydrogen sulfide and other contaminants. The hydrogen sulfide in gaseous form is converted to sulfur in a solid form and sold separately. For efficiency purposes, the desulfurization plant is operated at capacity on a continual basis. Any excess production from the plant is stored in underground storage for higher demand periods. As needed, the operators conduct maintenance on the plant, generally during the summer months when demand is lower.

Under the Mobil and OEG Agreements, the gas is sold to various distributors under long term contracts which delineate, among other provisions, the timing, manner, volume and price of the gas sold. The pricing mechanisms contained in these contracts include a delay factor of three to six months and use the price of light heating oil in Germany as one of the primary pricing components. Since Germany must import a large percentage of its energy requirements, the U.S. dollar price of oil on the international market has a significant impact on the price of light heating oil and a delayed impact on the price of gas. The Trust itself does not have access to the specific sales contracts under which gas from the Oldenburg concession is sold. Working under a confidentiality agreement with the operating companies, the Trust's German accountants review these contracts periodically on behalf of the Trust to verify the correctness of application of the Agreement formulas for the computation of royalty payments. The Trust's accountants in Germany have concluded their examination of the operating companies for the 2007-2008 period and have begun their examination of the operating companies for the 2009-2010.

With respect to the accountants' examination of the 2007-2008 period certain minor accounting discrepancies were brought to light and have been resolved. In addition, certain legal issues with respect to the interpretation of the royalty contracts were raised. The remaining unresolved dispute concerns the potential right of the Trust to royalties on amounts received on the sale of the transmission pipeline system used to distribute gas produced in the royalty area. Based on advice of its German counsel, and in order to resolve a dispute with EMPG over the right of the Trust to receive royalties on amounts received by BEB on the sale of the transmission pipeline system, the Trust, along with the parallel royalty holder with a similar royalty agreement, asserted a claim for royalties on the amounts received from such sale. Efforts to resolve the claim were not successful. The parallel royalty holder filed an action in the District Court of Hannover, Germany, Civil Chamber against OEG, an affiliate of BEB. Subsequently, German counsel advised the Trustees that on December 31, 2011 the prescription, or statute of limitations, period for a claim would expire. In face of that pending expiration, and after unsuccessfully seeking a waiver of the statute of limitations, the Trustees, on December 16, 2011, filed an application to join as a party plaintiff to the complaint previously filed by the parallel royalty holder. In joining the existing action, the Trust seeks a royalty on sales proceeds in the amount of Euros 5.66 million. See Item 3 of this Report for a description of this legal proceeding.

For unit owners, changes in the dollar value of the Euro have both an immediate and long-term impact. The immediate impact is from the exchange rate that is applied at the time the royalties, paid to the Trust in Euros, are converted into U.S. dollars at the time of their transfer from Germany to the United States. In relation to the dollar, a stronger Euro would yield more dollars and a weaker Euro would yield less dollars. The long-term impact relates to the mechanism of gas pricing contained in the gas sales contracts negotiated by the operating companies. These gas sales contracts often use the price of German light heating oil as one of the primary pricing factors by which the price of gas is determined. The price of German light heating oil, which is a refined product, is largely determined by the price of the imported crude oil from which it was refined. Oil on the international market is priced in dollars. However, when oil is imported into Germany it is purchased in Euros, and at this point the dollar value of the Euro becomes relevant. A weaker Euro would buy less oil making that oil and the subsequently refined light heating oil more expensive. A stronger Euro would buy more oil making that oil and the subsequently refined light heating oil less expensive. Since changes in the price of German light heating oil are subsequently reflected in the price of gas through the gas sales contracts, the dollar/Euro relationship can make the prices of gas higher or lower. The changes in gas prices that result from changes in the prices of German light heating oil are only reflected after a built-in delay of three to six months as specified in the individual gas sales contracts.

Seasonal demand factors affect the income from the Trust's royalty rights insofar as they relate to energy demands and increases or decreases in prices, but on average they are generally not material to the annual income received under the Trust's royalty rights.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The Trust's current consultant in Germany provides general information to the Trust on the German and European economies and energy markets. This information provides a context in which to evaluate the actions of the operating companies. In his position as consultant, he receives reports from the operating companies with respect to current and planned drilling and exploration efforts. However, the unified exploration and production venture, EMPG, which provides the reports to the Trust's consultant, continues to limit the information flow to that which is required by German law.

The low level of administrative expenses of the Trust limits the effect of inflation on costs. Sustained price inflation would be reflected in sales prices, which with sales volumes form the basis on which the royalties paid to the Trust are computed. The impact of inflation or deflation on energy prices in Germany is delayed by the use in certain long-term gas sales contracts of a delay factor of three to six months prior to the application of any changes in light heating oil prices to gas prices.

Results: Fiscal 2011 versus Fiscal 2010

For fiscal 2011, the Trust's gross royalty income increased 28.01% to $25,148,523 from $19,645,331 in fiscal 2010. The increase in royalty income was primarily the result of increases in gas prices under both royalty agreements. Increased gas sales under the OEG Agreement and increases in the average Euro/dollar exchange rates also positively impacted royalty income. A moderate decline in gas sales under the Mobil Agreement slightly offset these positive factors. The total distribution for fiscal 2011 was $2.63 per unit compared to $2.04 per unit for fiscal 2010. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. As an adjustment for the prior calendar year, the Trust received the equivalent of $0.0473 during fiscal 2010. The prior year adjustments for fiscal 2011 were negligible.

Under the Mobil Agreement, gas sales declined 0.24% to 43.456 Billion cubic feet ("Bcf") in fiscal 2011 from 43.561 Bcf in fiscal 2010. The customary six week biennial shutdown of the Grossenkneten desulfurization plant did not take place during fiscal 2011 but did take place during fiscal 2010. As a consequence, the decline in western gas sales during fiscal 2011 would likely have been larger if the prior year's gas sales had not been affected by the shutdown.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2011 Gas Sales	2010 Gas Sales	Percentage Change
First	11.707	11.861	- 1.30%
Second	11.057	11.331	- 2.42%
Third	10.671	11.770	- 9.34%
Fourth	10.021	8.599	+16.54%
Fiscal Year Total	43.456	43.561	- 0.24%

Average prices for gas sold under the Mobil Agreement increased 27.88% to 2.4424 Eurocents per Kilowatt hour ("Ecents/Kwh") in fiscal 2011 from 1.9099 Ecents/Kwh in fiscal 2010. With the exception of a brief decline in the third quarter of fiscal 2011, the price of gas sold under the Mobil Agreement has increased each quarter since the first quarter of fiscal 2010.

Average Gas Prices under the Mobil Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2011 Gas Prices	2010 Gas Prices	Percentage Change
First	2.3753	1.6491	+44.04%
Second	2.5087	1.9035	+31.79%
Third	2.3838	1.9666	+21.21%
Fourth	2.5102	2.2021	+13.99%
Fiscal Year Avg.	2.4424	1.9099	+27.88%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $9.71 per thousand cubic feet ("Mcf"), a 31.75% increase over fiscal 2010's average price of $7.37/Mcf. For fiscal 2011, total royalties paid under the Mobil Agreement were transferred at an average Euro/dollar exchange rate of $1.3872, an increase of 3.36% from the average Euro/dollar exchange rate of $1.3421 for fiscal 2010.

NORTH EUROPEAN OIL ROYALTY TRUST

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2011 Average Euro Exchange Rate	2010 Average Euro Exchange Rate	Percentage Change
First	1.3431	1.4499	- 7.37%
Second	1.3962	1.3586	+ 2.77%
Third	1.4091	1.2522	+12.53%
Fourth	1.3938	1.3262	+ 5.10%
Fiscal Year Avg.	1.3872	1.3421	+ 3.36%

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2011, gas sales from western Oldenburg accounted for only 36.65% of all gas sales. However, western Oldenburg gas royalties provided approximately 80.69% or $19,318,494 out of a total of $23,941,457 in overall Oldenburg gas royalties.

Under the OEG Agreement, gas sales increased 4.08% to 118.576 Bcf in fiscal 2011 from 113.924 Bcf in fiscal 2010. The increase in gas sales was likely the result of ongoing drilling in eastern Oldenburg and the lack of maintenance at the Grossenkneten desulfurization plant. The customary six week biennial shutdown of the Grossenkneten desulfurization plant took place during fiscal 2010.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2011 Gas Sales	2010 Gas Sales	Percentage Change
First	30.213	30.616	- 1.32%
Second	30.098	30.083	+ 0.05%
Third	29.595	30.131	- 1.78%
Fourth	28.671	23.094	+24.15%
Fiscal Year Total	118.576	113.924	+ 4.08%

Average gas prices for gas sold under the OEG Agreement increased 25.67% to 2.6386 Ecents/Kwh in fiscal 2011 from 2.0996 Ecents/Kwh in fiscal 2010. With the exception of a brief decline in the third quarter of fiscal 2011, the price of gas sold under the OEG Agreement has increased each quarter since the first quarter of fiscal 2010.

NORTH EUROPEAN OIL ROYALTY TRUST

Average Gas Prices under the OEG Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2011 Gas Prices	2010 Gas Prices	Percentage Change
First	2.5404	1.9151	+32.65%
Second	2.6826	2.0857	+28.62%
Third	2.5379	2.1186	+19.79%
Fourth	2.7998	2.3395	+19.68%
Fiscal Year Avg.	2.6386	2.0996	+25.67%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $10.24/Mcf, a 29.95% increase over fiscal 2010's average price of $7.88/Mcf. For fiscal 2011, total royalties paid under the OEG Agreement were transferred at an average Euro/dollar exchange rate of $1.3894, an increase of 3.08% from the average Euro/dollar exchange rate of $1.3479 for fiscal 2010.

Average Euro Exchange Rate under the OEG Agreement

Fiscal Quarter	2011 Average Euro Exchange Rate	2010 Average Euro Exchange Rate	Percentage Change
First	1.3436	1.4405	- 6.73%
Second	1.3989	1.3403	+ 4.37%
Third	1.4148	1.2596	+12.32%
Fourth	1.3929	1.3305	+ 4.69%
Fiscal Year Avg.	1.3894	1.3479	+ 3.08%

Reflecting both the increase in funds available for short-term investment and the shift to a money market account from T-bills and CD's, interest income for fiscal 2011 increased to $26,233 from $7,359 for fiscal 2010. Trust expenses increased 4.98% to $978,849 in fiscal 2011 from $932,425 in fiscal 2010, primarily due to higher Trustees' fees, which are determined according to the provisions of the Trust Agreement.

Results: Fiscal 2010 versus Fiscal 2009

For fiscal 2010, the Trust's gross royalty income decreased 31.61% to $19,645,331 from $28,724,078 in fiscal 2009. The decrease in royalty income is due to declines in gas prices, gas sales and average exchange rates. The decrease in the amount of royalty income resulted in the lower distributions. The total distribution for fiscal 2010 was $2.04 per unit compared to $3.01 per unit for fiscal 2009. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. As an adjustment for the prior calendar year, the Trust received the equivalent of $0.0473 and $0.1090 per unit during fiscal 2010 and 2009, respectively. In addition, the Trust's German accountants discovered calculation errors by the operating companies related to discrepancies in the determination of average gas prices for the 2005-2006 period. Following the required recalculation, the Trust received the equivalent of $0.1013 per unit as an adjustment during fiscal 2009.

NORTH EUROPEAN OIL ROYALTY TRUST

Under the Mobil Agreement, gas sales declined 14.19% to 43.561 Bcf in fiscal 2010 from 50.766 Bcf in fiscal 2009. It is possible that worldwide and European economic factors may have contributed to this decline. However, it is impossible to determine to what extent, if any, these factors may have impacted gas sales beyond the natural decline in gas production due to the normal reduction in well pressure experienced over time.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2010 Gas Sales	2009 Gas Sales	Percentage Change
First	11.861	13.699	-13.42%
Second	11.331	12.839	-11.75%
Third	11.770	12.290	- 4.23%
Fourth	8.599	11.938	-27.97%
Fiscal Year Total	43.561	50.766	-14.19%

Average prices for gas sold under the Mobil Agreement decreased 18.07% to 1.9099 Ecents/Kwh in fiscal 2010 from 2.3310 Ecents/Kwh in fiscal 2009. In comparison to the prior fiscal year, gas prices showed a decline over the prior year in the first and second quarters of fiscal 2010 as well as in average for the year. However, from a low point experienced in the fourth quarter of fiscal 2009, gas prices have steadily improved throughout fiscal 2010 on a quarter over quarter basis since that low point.

Average Gas Prices under the Mobil Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2010 Gas Prices	2009 Gas Prices	Percentage Change
First	1.6491	3.1861	-48.24%
Second	1.9035	2.7105	-29.77%
Third	1.9666	1.8579	+ 5.85%
Fourth	2.2021	1.4274	+54.27%
Fiscal Year Avg.	1.9099	2.3310	-18.07%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $7.37/mcf, a 19.37% decrease over fiscal 2009's average price of $9.14/Mcf. For fiscal 2010, royalties paid under the Mobil Agreement were transferred at an average Euro/dollar exchange rate of $1.3421, a decrease of 1.28% from the average Euro/dollar exchange rate of $1.3595 for fiscal 2009.

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2010 Average Euro Exchange Rate	2009 Average Euro Exchange Rate	Percentage Change
First	1.4499	1.3388	+ 8.30%
Second	1.3586	1.3151	+ 3.31%
Third	1.2522	1.4061	-10.95%
Fourth	1.3262	1.4620	- 9.29%
Fiscal Year Avg.	1.3421	1.3595	- 1.28%

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2010, gas sales from western Oldenburg accounted for only 38.24% of all gas sales. However, western Oldenburg gas royalties provided approximately 82.54% or $15,703,321 out of a total of $19,023,814 in overall Oldenburg gas royalties.

Under the OEG Agreement, gas sales decreased 11.53% to 113.924 Bcf in fiscal 2010 from 128.776 Bcf in fiscal 2009. It is possible that worldwide and European economic factors may have contributed to this decline. However, as noted above, it is impossible to determine to what extent, if any, these factors may have impacted gas sales beyond the natural decline in gas production due to the normal reduction in well pressure experienced over time.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2010 Gas Sales	2009 Gas Sales	Percentage Change
First	30.616	34.350	-10.87%
Second	30.083	32.416	- 7.20%
Third	30.131	31.205	- 3.44%
Fourth	23.094	30.805	-25.03%
Fiscal Year Total	113.924	128.776	-11.53%

Average gas prices for gas sold under the OEG Agreement decreased 20.44% to 2.0996 Ecents/Kwh in fiscal 2010 from 2.6389 Ecents/Kwh in fiscal 2009. In comparison to the prior fiscal year, gas prices showed a decline over the prior year in the first through third quarters of fiscal 2010 as well as in the average for the year. However, from a low point experienced in the fourth quarter of fiscal 2009, gas prices have steadily improved throughout fiscal 2010 on a quarter over quarter basis since that low point.

Average Gas Prices under the OEG Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2010 Gas Prices	2009 Gas Prices	Percentage Change
First	1.9151	3.4411	-44.35%
Second	2.0857	3.1818	-34.45%
Third	2.1186	2.1681	- 2.28%
Fourth	2.3395	1.6487	+41.90%
Fiscal Year Avg.	2.0996	2.6389	-20.44%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $7.88/Mcf, a 21.36% decrease over fiscal 2009's average price of $10.02/Mcf. For fiscal 2010, royalties paid under the OEG Agreement were transferred at an average Euro/dollar exchange rate of $1.3479, an increase of 0.26% from the average Euro/dollar exchange rate of $1.3444 for fiscal 2009.

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2010 Average Euro Exchange Rate	2009 Average Euro Exchange Rate	Percentage Change
First	1.4405	1.3382	+ 7.64%
Second	1.3403	1.2987	+ 3.20%
Third	1.2596	1.3946	- 9.68%
Fourth	1.3305	1.4544	- 8.52%
Fiscal Year Avg.	1.3479	1.3444	+ 0.26%

Reflecting both the reduction in funds available for short term investment and the significantly lower interest rates in effect, interest income for fiscal 2010 decreased to $7,359 from $11,471 for fiscal 2009. Trust expenses decreased 10.03% to $932,425 in fiscal 2010 from $1,036,321 in fiscal 2009, primarily due to reduced Trustees' fees as specified according to the provisions of the Trust Agreement.

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received and cannot accurately project such amounts. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of income and expenses for tax reporting purposes.

This Annual Report contains forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future expectations and events or conditions concerning the Trust. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements. These include:

- risks and uncertainties concerning levels of gas production and gas sale prices, general economic conditions and currency exchange rates;
- the ability or willingness of the operating companies to perform under their contractual obligations with the Trust;
- potential disputes with the operating companies and the resolution thereof; and
- the risk factors set forth above under Item 1A of the Trust's Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (the "Trust's Form 10-K").

All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and are generally beyond the control of the Trust. New factors emerge from time to time and it is not possible for the Trust to predict all such factors or to assess the impact of each such factor on the Trust. Any forward-looking statement speaks only as of the date on which such statement is made, and the Trust does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

NORTH EUROPEAN OIL ROYALTY TRUST

Distributions and Trading

The Trust's units of beneficial interest are listed for trading on the New York Stock Exchange under the symbol NRT. Under the Trust Agreement, the Trustees distribute to unit owners, on a quarterly basis, the net royalty income after deducting expenses and reserving limited funds for anticipated administrative expenses. As of November 30, 2011, there were 996 unit owners of record.

The following table presents the high and low closing prices for the quarterly periods ended in fiscal 2011 and 2010 as reported by the NYSE as well as the cash distributions paid to unit owners by quarter for the past two fiscal years.

Fiscal Year 2011

Quarter Ended	Low Closing Price	High Closing Price	Distribution per Unit
January 31, 2011	$28.35	$31.00	$0.55
April 30, 2011	$29.46	$31.76	$0.73
July 31, 2011	$30.49	$34.15	$0.71
October 31, 2011	$29.35	$34.00	$0.64

Fiscal Year 2010

Quarter Ended	Low Closing Price	High Closing Price	Distribution per Unit
January 31, 2010	$30.45	$33.00	$0.50
April 30, 2010	$28.70	$32.24	$0.51
July 31, 2010	$26.08	$29.97	$0.47
October 31, 2010	$25.49	$28.57	$0.56

The quarterly distributions to unit owners represent their undivided interest in royalty payments from sales of gas, sulfur and oil during the previous quarter. Each unit owner is entitled to recover a portion of his or her investment in these royalty rights through a cost depletion percentage. The calculation of this cost depletion percentage is set forth in detail in Attachment B to the Cost Depletion Report attached as Exhibit 99.1 to the Trust's Form 10-K.

NORTH EUROPEAN OIL ROYALTY TRUST

The Cost Depletion Report has been prepared by Davis Associates using the limited information described in Item 2 of the Trust's Form 10-K to which reference is made. The Trustees believe that the calculations and assumptions used in the Cost Depletion Report are reasonable according to the facts and circumstances of available information. The cost depletion percentage recommended by the Trust's independent petroleum and natural gas consultants for calendar 2011 is 9.5073%. Specific details relative to the Trust's income and expenses and cost depletion percentage as they apply to the calculation of taxable income for the 2011 calendar year are included on a special removable page (35-36) in this report under "2011 Tax Letter." Additionally, the tax reporting information for 2011 is available on the Trust's website, www.neort.com, in the section marked Tax Letters contained within the Tax Information section.

The Trust does not maintain any compensation plans under which units are authorized for issuance. The Trust did not make any repurchases of Trust units during fiscal 2011, 2010 and 2009 and has never made such repurchases.

NORTH EUROPEAN OIL ROYALTY TRUST

Comparison of Five Year Returns

The graph set forth on the next page compares, for the last five years, the cumulative return on Trust Units, the securities in a peer group index, and the S&P 500 Composite Index. Because no published peer group index exists and the Trust has been unable to locate any royalty trusts publicly traded in the U.S. with reserves and sales in Europe, the Trustees have developed a peer group consisting of the following three domestic oil royalty trusts: Mesa Royalty Trust, Sabine Royalty Trust and San Juan Basin Royalty Trust (the "Royalty Peer Group"). The composition of the Royalty Peer Group has been the same since the Trust's proxy statement for its 1993 Annual Meeting of Unit Owners.

While these three domestic oil royalty trusts appear to be the most comparable for comparison purposes, there are a number of differences between North European Oil Royalty and the Royalty Peer Group. As previously mentioned, the reserves and sales attributed to the royalty trusts comprising the Royalty Peer Group are located in the United States, while the reserves and sales attributed to North European Oil Royalty Trust are located in Germany. There are fundamental differences between the energy markets in the United States and Germany that affect commodity pricing and as a result severely restrict the usefulness of any comparison of their cumulative returns.

In determining the cumulative return on investment, it has been assumed that on October 31, 2006, an equal dollar amount was invested in the Trust Units, in the securities of the trusts of the Royalty Peer Group, and in the S&P 500 Composite Index. The comparisons assume in all cases the reinvestment of all dividends or distributions on the respective payment dates. The cumulative returns shown for the Trust and the Royalty Peer Group do not reflect any differences between the tax treatment of Trust distributions, due to permitted cost depletion, and dividends on securities in the S&P 500 Composite Index.

NORTH EUROPEAN OIL ROYALTY TRUST

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among North European Oil Royalty Trust, the S&P 500 Index
and a Peer Group



$140
$120
$100
$80
$60
$40
$20
$0
10/06
10/07
10/08
10/09
10/10
10/11
North European Oil Royalty Trust
S&P 500
Peer Group

*$100 invested on 10/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Trustees and Unit Owners of
North European Oil Royalty Trust**

We have audited the accompanying statements of assets, liabilities and trust corpus of North European Oil Royalty Trust (the "Trust") as of October 31, 2011 and 2010, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for each of the years in the three-year period ended October 31, 2011. The Trust's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of October 31, 2011 and 2010, its revenue collected and expenses paid, its undistributed earnings, and changes in its cash and cash equivalents for each of the years in the three-year period ended October 31, 2011, on the basis of accounting described in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 30, 2011 expressed an unqualified opinion.

WeiserMazars LLP

New York, NY
December 30, 2011

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2011 AND 2010

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,971,866	$ 5,211,965
Producing gas and oil royalty rights, net of amortization (Notes 1 and 2)	1	1
Total Assets	$ 5,971,867	$ 5,211,966

LIABILITIES AND TRUST CORPUS

	2011	2010
CURRENT LIABILITIES:		
Distributions to be paid to unit owners, paid November 2011 and 2010	$ 5,881,977	$ 5,146,731
TRUST CORPUS (Notes 1 and 2)	1	1
UNDISTRIBUTED EARNINGS	89,889	65,234
Total Liabilities and Trust Corpus	$ 5,971,867	$ 5,211,966

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2011, 2010, AND 2009

	2011	2010	2009
German gas, sulfur and oil royalties received	$ 25,148,523	$ 19,645,331	$ 28,724,078
Interest income	26,233	7,359	11,471
Trust Income	25,174,756	19,652,690	28,735,549
Non-related party expenses	(872,233)	(810,681)	(909,660)
Related party expenses	(106,616)	(121,744)	(126,661)
Trust Expenses	(978,849)	(932,425)	(1,036,321)
Net Income	$ 24,195,907	$ 18,720,265	$ 27,699,228
Net income per unit	$ 2.63	$ 2.04	$ 3.01
Distributions per unit paid or to be paid to unit owners	$ 2.63	$ 2.04	$ 3.01

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2011, 2010 AND 2009

	2011	2010	2009
BALANCE, beginning of year	$ 65,234	$ 93,773	$ 58,221
NET INCOME	24,195,907	18,720,265	27,699,228
	24,261,141	18,814,038	27,757,449
LESS:			
Current year distributions paid or to be paid to unit owners	24,171,252	18,748,804	27,663,676
BALANCE, end of year	$ 89,889	$ 65,234	$ 93,773

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2011, 2010 AND 2009

	2011	2010	2009
SOURCES OF CASH AND CASH EQUIVALENTS:			
German gas, sulfur and oil royalties received	$ 25,148,523	$ 19,645,331	$ 28,724,078
Interest income	26,233	7,359	11,471
	25,174,756	19,652,690	28,735,549
USES OF CASH AND CASH EQUIVALENTS:			
Payment of Trust Expenses	978,849	932,425	1,036,321
Distributions paid	23,436,006	17,094,497	33,637,560
	24,414,855	18,026,922	34,673,881
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, during the year	759,901	1,625,768	(5,938,332)
CASH AND CASH EQUIVALENTS, beginning of year	5,211,965	3,586,197	9,524,529
CASH AND CASH EQUIVALENTS, end of year	$ 5,971,866	$ 5,211,965	$ 3,586,197

The accompanying notes are an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2011, 2010, AND 2009

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements of North European Oil Royalty Trust (the "Trust") are prepared in accordance with the rules and regulations of the SEC. Financial statement balances and financial results are presented on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). On a modified cash basis, revenue is earned when cash is received and expenses are incurred when cash is paid. GAAP basis financial statements disclose revenue as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) in view of the fact that the remaining net book value of royalty rights is *de minimis* relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal and state income taxes -

The Trust, as a grantor trust, is exempt from federal income taxes under a private letter ruling issued by the Internal Revenue Service. The Trust has no state income tax obligations.

Cash and cash equivalents -

Included in cash and cash equivalents are amounts deposited in bank accounts, money market accounts and amounts invested in certificates of deposit and U. S. Treasury bills with original maturities of approximately three months or less from the date of purchase. The investment options available to the Trust are limited in accordance with specific provisions of the Trust Agreement. As of October 31, 2011, the uninsured amounts held in the Trust's U.S. bank accounts were approximately $5,359,000. In addition, approximately $6,912 was held in the Trust's German account at October 31, 2011.

Net income per unit -

Net income per unit is based upon the number of units outstanding at the end of the period. As of October 31, 2011, 2010 and 2009, there were 9,190,590 units of beneficial interest outstanding.

New accounting pronouncements –

The Trust is not aware of any recently issued, but not yet effective, accounting standards that would be expected to have a significant impact on the Trust's financial position or results of operations.

Reclassifications -

Certain amounts in the financial statements of prior periods have been reclassified to conform to the current period presentation for comparative purposes.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of Exxon Mobil Corp. and the Royal Dutch/Shell Group. Under these contracts, the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, distillate and sulfur.

(3) Related party transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office space and services to the Trust at cost. For such office space and services, the Trust reimbursed the Managing Director $29,039, $24,067 and $27,470 in fiscal 2011, 2010 and 2009, respectively.

Lawrence A. Kobrin, a Trustee of the Trust, is a Senior Counsel at Cahill Gordon & Reindel LLP, which serves as counsel to the Trust. Mr. Kobrin is no longer a partner with Cahill Gordon & Reindel LLP. For legal services, the Trust paid Cahill Gordon & Reindel LLP $77,577, $97,677, and $94,191 in fiscal 2011, 2010 and 2009, respectively.

As of November 1, 2006, John H. Van Kirk, the former Managing Trustee of the Trust and the father of John R. Van Kirk, was named to the position of Founding Trustee Emeritus. For his service in such capacity, he earned $5,000 in fiscal 2009. John H. Van Kirk, who served as President of North European Oil Corporation and North European Oil Company from 1954-1975 and as Managing Trustee of the Trust from 1975-2006, passed away on February 25, 2009.

(4) Employee benefit plan:

The Trust has established a savings incentive match plan for employees (SIMPLE IRA) that is available to both employees of the Trust, one of whom is the Managing Director. The Trustees authorized the making of contributions by the Trust to the accounts of employees, on a matching basis, of up to 3% of cash compensation paid to each such employee for the 2011, 2010 and 2009 calendar years.

5) Subsequent Events:

Based upon advice of its German counsel, the Trust, along with the parallel royalty holder with a similar royalty agreement, asserted a claim for royalties on the amounts received from the sale by BEB Erdgas und Erdol GmbH of its North German gas distribution and transmission pipeline system. Efforts to resolve the claim were not successful. The parallel royalty holder filed an action in the District Court of Hannover, Germany, Civil Chamber against Oldenburgische Erdolgesellschaft GmbH, an affiliate of BEB. Subsequently, German counsel advised the Trustees that on December 31, 2011 the prescription, or statute of limitations, period for a claim would expire. In the face of that pending expiration, and after unsuccessfully seeking a waiver of the statute of limitations, the Trustees, on December 16, 2011, filed an application to join as a party plaintiff to the complaint previously filed by the parallel royalty holder. In joining the existing action, the Trust seeks a royalty on sales proceeds in the amount of Euros 5.66 million. Based on the advice of German counsel, the Trust believes it will be permitted to join as a party to the existing action and that there are reasonable grounds to support the claim. However, there can be no assurance that the joinder will be permitted or that any recovery will be obtained.

(6) Quarterly results (unaudited):

The tables below summarize the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2011 and 2010:

	Fiscal 2011 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$5,396,283	$6,965,508	$6,744,676	$6,042,056	$25,148,523
Net income	$5,084,139	$6,678,994	$6,566,627	$5,866,147	$24,195,907
Net income per unit	$0.55	$0.73	$0.71	$0.64	$2.63
Distributions paid or to be paid	$5,054,825	$6,709,131	$6,525,319	$5,881,977	$24,171,252
Distributions per unit paid or to be paid to unit owners	$0.55	$0.73	$0.71	$0.64	$2.63

	Fiscal 2010 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$4,894,409	$4,926,049	$4,482,847	$5,342,026	$19,645,331
Net income	$4,616,291	$4,618,701	$4,316,443	$5,168,830	$18,720,265
Net income per unit	$0.50	$0.50	$0.47	$0.56	$2.04
Distributions paid or to be paid	$4,595,295	$4,687,201	$4,319,577	$5,146,731	$18,748,804
Distributions per unit paid or to be paid to unit owners	$0.50	$0.51	$0.47	$0.56	$2.04

Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of October 31, 2011. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of October 31, 2011.

Internal Control over Financial Reporting

Part A. Management's Report on Internal Control over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2011. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2011. Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2011 has been audited by WeiserMazars LLP, the Trust's independent auditor, as stated in their report which follows.

Part B. Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Trustees and Unit Owners
of North European Oil Royalty Trust

We have audited North European Oil Royalty Trust's (the "Trust") internal control over financial reporting as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities and trust corpus as of October 31, 2011, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for the year ended October 31, 2011 and our report dated December 30, 2011 expressed an unqualified opinion thereon.

WeiserMazars LLP

New York, NY
December 30, 2011

NORTH EUROPEAN OIL ROYALTY TRUST

P.O. Box 456
Red Bank, New Jersey 07701
(732) 741-4008

IMPORTANT – 2011 TAX LETTER
RETAIN THIS LETTER FOR PREPARATION OF YOUR 2011 INCOME TAX RETURNS
THE TRUST DOES NOT FILE NOR FURNISH TO OWNERS A FORM 1099

January 3, 2012

To the Present and Former Unit Owners of
North European Oil Royalty Trust:

This letter sets forth the information you will require for preparation of your personal income tax return in connection with ownership of units of beneficial interest in North European Oil Royalty Trust (the "Trust") during 2011. For federal income tax reporting purposes, each owner of units in the Trust is considered to be a grantor or substitute grantor as well as a beneficiary of the Trust. As such, you are deemed to have received your pro rata share of overriding royalties when paid to the Trust and are permitted to deduct your share of Trust expenses. Consequently, your net taxable income may not correspond exactly to the cash distributions received. **TRUST DISTRIBUTIONS ARE NOT DIVIDENDS AND SHOULD NOT BE INCLUDED ON INCOME TAX RETURNS AS DIVIDEND INCOME.**

TEAR OUT HERE

The Internal Revenue Service has ruled that the overriding royalty rights held by the Trust represent economic interest in oil and gas deposits. Consequently, income realized from such interests is taxable to each unit owner as ordinary income subject to cost depletion. In the initial year of ownership the original cost of the units is the basis for computing the cost depletion. In each subsequent year the basis for computing cost depletion is the adjusted cost basis for their units. This adjusted cost basis is the original cost less the cumulative amount of depletion previously taken. For example 100 units purchased at $20 per unit on January 2nd of a given year would have a cost basis of $2,000. If the cost depletion percentage for that year were 10%, you would show a cost depletion of $200 on your tax return and your adjusted cost basis for the following year would be $1,800. If you continued to hold those units through the next year and the cost depletion percentage were the same, you would show a cost depletion of $180 on your tax return and your adjusted cost basis for the following year would be $1,620. The preceding example is for illustration purposes only.

Based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles, Ralph E. Davis Associates, Inc. of Houston, Texas has recommended that the percentage to be applied to the cost basis to determine deductions for **the cost depletion for the year 2011 is 9.5073%.** The suggested percentage for cost depletion deduction will be adjusted annually in accordance with reported production results and revised reserve estimates. Since the above percentage covers the entire year 2011, if you owned units for only a portion of the year, you are required to prorate the percentage depletion in the ratio that the cumulative Income per Unit shown on the following schedule for the period of your ownership bears to the Total Income per Unit for the entire year.

If you owned units for the period January 1, 2011 through December 31, 2011, you will be considered to have received and expended, on the cash basis, the respective totals for each unit shown in the following schedule. On the other hand, if you owned units for only a portion of that period, then the schedule shows the amounts of income and deductible expenses reportable by you for each unit owned for the respective months. For your information, income is received between the 15th and the end of each month.

	Income Per Unit	Expenses Per Unit
January 2011	$ 0.3688	$ 0.0093
February	0.2254	0.0157
March	0.2519	0.0071
April	0.2806	0.0083
May	0.2456	0.0103
June	0.2455	0.0043
July	0.2428	0.0048
August	0.1912	0.0096
September	0.2236	0.0050
October	0.2425	0.0045
November	0.2189	0.0176
December	0.2106	0.0136
TOTAL 2011	$ 2.9474	$ 0.1101

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Please note that royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Under Part I, Income or Loss from Rental Real Estate and Royalties, line 1 enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." Your income and expenses are calculated by multiplying the above Per Unit figures by the number of units you owned. Your income should be entered on line 4. Expenses should be entered on line 18 as "miscellaneous Trust expenses." Your cost depletion deduction should be entered on line 20. This figure is derived by multiplying the total adjusted cost of all your units by .095073. Your adjusted cost is your original cost minus depletion deducted in prior years. Your net reportable income or loss should be entered on lines 22 and 26 in Part I and on line 40 in Part V and is determined by subtracting the amounts entered on lines 18 and 20 from the amount on line 4. All of the above entries should be adjusted for the period of time you owned your units, if you did not own them throughout 2011.

The royalty income received by the Trust represents income from Germany. Although there are no German taxes imposed on this income, this information should be considered if you have available foreign tax credits from other sources. The Trust will submit this letter and the listing of unit owners during 2011 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers; we suggest that you attach this letter to your tax returns.

Most sincerely yours,



John R. Van Kirk
Managing Director


DOLLAR ROYALTIES
WESTERN AND EASTERN OLDENBURG
MILLION DOLLARS
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5
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35
2002
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2011
Dollar Royalties by Fiscal Year
EASTERN OLDENBURG
WESTERN OLDENBURG

North European Oil Royalty Trust P.O. Box 456, Red Bank, NJ 07701

NORTH EUROPEAN OIL ROYALTY TRUST

A copy of the Trust's Form 10-K Annual Report for fiscal 2011 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 456, Red Bank, New Jersey 07701. In addition to the 2011 10-K, other pertinent filings and documents are available at the Trust's website, www.neort.com